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                     September 22, 2020

       Prithvi S. Gandhi
       Interim Chief Financial Officer
       Owens Corning
       One Owens Corning Parkway
       Toledo, OH 43659

                                                        Re: Owens Corning
                                                            Form 10-K for the
Period Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            File No. 001-33100

       Dear Mr. Gandhi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing